Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following script is from a video presentation by Mark McCollum, Executive Vice President and Chief Integration Officer of Halliburton Company, that will be made available to all Halliburton’s employees.

Mark McCollum Video Script ~ Integration Update

Pre-Close to All Employees

Hello. I’m Mark McCollum, chief integration officer at Halliburton.

I’d like to take just a moment to brief you on the progress of the pending Baker Hughes acquisition.

Our Joint Integration Team is hard at work planning for a seamless integration of our two companies. Teams that include members from each of our Functions, Product Service Lines and Regions are reviewing best practices and each company’s processes, systems and business activities as quickly as possible, to create a plan to bring everything together following the close of the pending transaction.

Over the past few months, I had the opportunity to meet with a number of employees during regional roadshows in North America, Latin America and the Eastern Hemisphere. It was great to meet with employees and hear their excitement and optimism about the deal. This is truly a historic event for our Company.

We continue to work on gaining the approval of competition authorities around the world.

We have extended the timing agreement with the US Department of Justice by three weeks and, accordingly, Halliburton and Baker Hughes agreed to extend the closing date under the merger agreement to December 16. Outside the US, we continue to make progress completing the required filings and obtaining the necessary approvals. To date, the pending acquisition has received unconditional regulatory clearances in Canada, Colombia, Kazakhstan, South Africa, and Turkey.

Specific to the European Union, we are working cooperatively to respond to all information requests and expect to resubmit our filing in the near future which will start the formal review process.

As a necessary step in the regulatory approval process, both companies will be required to divest certain businesses in order to complete the pending acquisition.

Halliburton intends to sell its fixed cutter and roller cone drill bits, directional drilling, logging-while-drilling/measurement-while-drilling, and expandable liner hangers businesses.

Baker Hughes intends to divest its core completions business, its sand control business in the Gulf of Mexico—including two pressure pumping vessels— and its offshore cementing businesses in Australia, Brazil, Norway, the UK, and the Gulf of Mexico.

We anticipate the sale of these businesses to be conditioned on and completed in the same timeframe as the closing of the Baker Hughes acquisition.

As we announced in our recent earnings call, we continue to target a 2015 close for the deal but recognize there are certain items outside of our control that could cause the transaction to close in 2016, which is allowed under the merger agreement. Now, this is no way changes that we remain confident the deal will be approved by applicable competition enforcement authorities.

Each of you has a very important role in the integration process. It will be your job to help create the most welcoming environment for the thousands of Baker Hughes employees who will join our company in connection with the acquisition. Change isn’t easy and there are certainly differences in our two cultures, but by being respectful and inclusive we can make the transition into one company a positive and rewarding experience for everyone.

We have great employees at Halliburton, and Baker Hughes also has really strong talent. I know by integrating our teams and learning to work together we can build a true winning organization.

Thank you for your time. We will continue to bring you information on the integration process as appropriate.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes, the businesses and geographical location of such businesses subject to divestiture, whether all required regulatory clearances and approvals of the acquisition of Baker Hughes will be obtained, and expectations regarding the timing of the company’s submission of its regulatory filing in the European Union, the divestitures and the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the pending merger with Baker Hughes, the timing to consummate the proposed transaction, the terms and timing of any divestitures undertaken in order to obtain required regulatory approvals, the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur or is obtained subject to conditions that are not anticipated, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, and the diversion of management time on transaction-related issues, the combined company’s future financial condition, results of operations, strategy and plans, and expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended September 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.